April 30, 2026

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Margaret Sawicki

Re:	Picard Medical, Inc.

Registration Statement on Form S-1

Filed April 27, 2026 (File No. 333-295333)

Dear Ms. Sawicki,

As a follow-up to the Staff’s telephone conversation with our outside counsel, Picard Medical, Inc. (the “Company”) hereby respectfully withdraws its request for acceleration of the effectiveness of the Company’s Registration Statement on Form S-1, File No. 333-295333 (the “Registration Statement”) previously delivered to you on April 27, 2026. The Company will file a separate request for the acceleration of the effectiveness of the Registration Statement at a future date and time.

Please contact our legal counsel, Michael Blankenship, of Winston & Strawn LLP, at (713) 651-2600, if you have any questions concerning this request and to confirm our request for withdrawal has been accepted by the Securities and Exchange Commission.

Very truly yours,

Picard Medical, Inc.

By:	/s/ Patrick NJ Schnegelsberg
Name:	Patrick NJ Schnegelsberg
Title:	Chief Executive Officer

cc: Michael Blankenship, Esq.